Stantec Inc. 10160 - 112 Street Edmonton AB T5K 2L6 Tel: (780) 917-7000 Fax: (780) 917-7330

November 22, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-4631

Attention:  John Cash

Re:	Stantec Inc.

Form 40-F for the fiscal year ended December 31, 2009

Filed February 26, 2009

File # 1-32562

Dear Mr. Cash:

We refer to the comment letter dated November 1, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form 40-F (the “40-F”).

For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Stantec’s responses, as applicable.

____________________

Form 40-F for the fiscal year ended December 31, 2009

Critical Accounting Estimates page M-40

Goodwill, page M-40.

1.
In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

•	Identify the reporting unit
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
•	The amount of goodwill allocated to the reporting unit.
•	A description of the assumptions that drive the estimated fair value.
•
A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trend and/or circumstances that could have a negative effect on estimated fair value.
•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

November 22, 2010

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2009
Filed February 26, 2009
File # 1-32562

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Response:

In our Future Filings, we may have reporting units with estimated fair values that are not substantially in excess of their carrying value, and goodwill from these reporting units, in the aggregate or individually, could materially impact our operating result. In these cases, we will provide additional quantitative and qualitative information as outlined in your letter. For example, in our Q3 2010 Management Discussion and Analysis (MD&A), under the caption Goodwill in our Results section, we expanded our description regarding our annual goodwill impairment test as set forth below:

“During the third quarter of 2010, based on the results of our annual impairment test, we concluded that the fair value of our four reporting units exceeded their carrying value and, therefore, goodwill was not impaired. The fair value of three of the reporting units exceeded their carrying value by a substantial amount, whereas the fair value of the US West reporting unit exceeded its carrying value by approximately 9.0%. As at July 1, 2010, the carrying value of the US West goodwill was $154.4 million, or 32.5%, of the consolidated goodwill balance.”

With regards to the assumptions that drive the estimated fair value of our reporting units in Future Filings we will expand the explanation given on page M-40 under Goodwill in our Critical Accounting Estimates section of our MD&A as set forth below:

“The methodology we use to test for goodwill impairment includes significant judgments, estimates, and assumptions. The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions. To arrive at cash flow projections, we use estimates of economic and market information over the projection period, including growth rates in revenues, costs, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions included terminal value growth rates, future estimates of capital expenditures, income taxes, and changes in future working capital requirements.”

With regards to any uncertainties associated with the key assumptions and any potential events, trends, and/or circumstances that could have a negative effect on estimated fair value we believe we discussed these factors on page M-41 under Goodwill in our Critical Accounting Estimates section of the MD&A in the following paragraph:

“If market and economic conditions deteriorate further or if continued volatility in the financial markets increases our weighted-average cost of capital, changes cash flow multiples, or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual testing periods. In addition, it is reasonably possible that changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our reporting units to be further impaired, which would decrease our goodwill assets and increase our reported expenses.”

November 22, 2010

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2009
Filed February 26, 2009
File # 1-32562

2.	In future filings, to the extent that any of your reporting units fail step one of your impairment analysis, please disclose the amount of goodwill allocated to this reporting unit.

Response:

In our Future Filings, to the extent that any of our reporting units fail step one of our impairment analysis, we will disclose the amount of goodwill allocated to this reporting unit.

3.
We note that you increased your number of reporting units during 2009. Please provide us a specific and comprehensive discussion regarding why you undertook this change in the reporting units. In addition, please tell us how you reallocated your goodwill and the amount of goodwill assigned to each reporting unit before and after the change.

Response:

To achieve Stantec’s goal of becoming and remaining a top 10 global design firm we intend to continue to increase the depth and breadth of our services through organic and acquisition growth. Therefore, as a Company we are constantly evolving and continue to expand and grow into different geographical regions. As we evolve, we regularly review our corporate and management structure to ensure that our operations are organized into logical units particularly for making operating decisions, allocating resources, and assessing performance. If we determine our corporate and management structure should change, we accordingly review our definitions of operating segments, reportable segments, and operating units in accordance with Canadian and US generally accepted accounting principles (GAAP).

With the general growth of our Company in 2008 and the acquisition of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited at the beginning of 2009, management found it an appropriate time to review the Company structure. We determined that to best support the breadth and scope of our operations in Canada East and to best monitor our growing presence in the Atlantic region, we would divide our Canadian leadership structure into Canada East and Canada West. Accordingly, the financial information provided to our chief operating decision maker and the board of directors was revised to divide the financial information for our Canadian operations into Canada East and Canada West.

Given this change in the structure of our internal organization, we reviewed the definition of our operating segments in accordance with the Canadian Institute of Chartered (CICA) Accountant’s Handbook section 1701 “Operating Segments” and the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 280 “Segment Reporting”. Given the above facts, we concluded that our operating segments changed from Canada, US East, US West to Canada East, Canada West, US East, and US West.

November 22, 2010

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2009
Filed February 26, 2009
File # 1-32562

We acknowledge that in accordance with the CICA Handbook section 3064 “Goodwill and Intangible Assets” and ASC Topic 350 “Intangibles–Goodwill and Other” an enterprise is required to test goodwill for impairment at the reporting unit level. We are aware that reporting units are either an enterprises operating segments, or one level below (a component). We believe our operating segments are our reporting units since the components making up Canada East, Canada West, US East, and US West can be aggregated using the aggregation rules under GAAP because the components have similar economic characteristics. As well, management regularly reviews distinct financial information at the Canada East, Canada West, US East, and US West level. Since we changed our operating segments in 2009 our reporting units for the purposes of testing goodwill for impairment changed as well.

Dividing the reporting unit of Canada into Canada East and Canada West, required us to reallocate our goodwill into Canada East and Canada West. For the exercise of reallocating our goodwill, we performed a fair value analysis as at April 1, 2009, of Canada East and Canada West using the income approach. We then used the relative fair value approach to reassign the goodwill for Canada as at April 1, 2009, to Canada East and Canada West. The amount of goodwill allocated to our reporting units before and after the reorganization of our reporting structure is as follows:

(In thousands of Canadian dollars)
Before	$	After	$
US West	203,707	US West	203,707
US East	120,013	US East	120,013
Canada	197,001	Canada West	155,631
		Canada East	41,370
Total	520,721	Total	520,721

In summary, as mentioned in our 2009 MD&A, in 2009 we developed a new 10-year strategic plan indicating that from 2010 to 2020 we will continue to increase the depth and breadth of our services and by 2020 aim to generate up to 20% of our revenue from international work. With this goal of growth and expansion, we anticipate our Company and management structure will continue to evolve and we will continue to review our operating segments, reportable segment, and operating units accordingly.

____________________

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 22, 2010

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2009
Filed February 26, 2009
File # 1-32562

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding our responses to me.

Sincerely,

STANTEC INC.

/s/ Dan Lefaivre

Dan J. Lefaivre, CMA
Senior Vice President & CFO
Tel: (780) 917-7071
Fax: (780) 917-7330
dan.lefaivre@stantec.com

cc:	Robert Gomes
Ron Triffo
Ivor Ruste
Susan Hartman
David Emerson
Jeffrey S. Lloyd
Kenna Houncaren
Ross Haffie – Ernst & Young, LLP